Tiburon International Trading Corp.

Xinkaicun, group 5, Weizigouzhen, Jiutai

Changchun, Jilin province, China 130519

Tel: +852 8170 3801

September 19, 2018

Mr. Sergio Chinos,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Tiburon International Trading Corp.

       Amendment No.2 Registration Statement on Form S-1

       Filed July 6, 2018

       File No. 333-223568

Dear Mr. Sergio Chinos:

Pursuant our phone conversation held on August 9, 2018, Tiburon International Trading Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's oral comment, requesting to file Amendment with updated auditors’ consent.

Please direct any further comments or questions you may have to the company at tiburoninternational@yahoo.com.

Thank you.

Sincerely,

/S/ Yun Cai

Yun Cai, President